Exhibit 9

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A.

SHAREHOLDERS AGREEMENT, EXECUTED ON FEBRUARY 19, 2014 AND AMENDED ON

SEPTEMBER 8, 2014

BETWEEN

AG TELECOM PARTICIPAÇÕES S.A.

LF TEL S.A.

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL

AND, AS INTERVENING PARTY,

TELEMAR PARTICIPAÇÕES S.A.

EXECUTED ON JULY 22, 2015

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A.

SHAREHOLDERS AGREEMENT EXECUTED ON FEBRUARY 19, 2014 AND AMENDED ON

SEPTEMBER 8, 2014

By this instrument:

1.	AG TELECOM PARTICIPAÇÕES S.A., a share corporation with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo No. 186, suite 1401 part, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 03.260.334/0001-92, herein represented by its duly authorized representatives, hereinafter referred to as “AG TELECOM”;

2.	LF TEL S.A., a share corporation with head office in the City of São Paulo, State of São Paulo, at Rua Angelina Maffei Vita No. 200, 9th floor, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 02.390.206/0001-09, herein represented by its duly authorized representatives, hereinafter referred to as “LF TEL”; and

3.	FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, a private pension entity, with head offices in the cCity of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller 116, 29th floor (part), enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 07.110.214/0001-60, herein represented by its duly authorized representatives, hereinafter referred to as “FATL”, and AG TELECOM, LF TEL, and FATL hereinafter collectively and individually referred to as “Shareholders”;

And, as “Intervening Party”,

4.	TELEMAR PARTICIPAÇÕES S.A., a publicly-held corporation, with head office at Praia de Botafogo No. 300, 11th floor, suite 1101 (part), Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 02.107.946/0001-87, herein represented by its duly authorized representatives, hereinafter simply referred to as “Company” or “Telemar Participações”;

WHEREAS:

I.

On February 19, 2014, prior meetings were held by the Shareholders parties to the Shareholders’ Agreement of AG/LF/FATL and shareholders parties to the General Shareholders’ Agreement unanimously approving the consummation of a transaction that would result in the combination of activities and businesses of PHAROL, SGPS, S.A. (current corporate name of PORTUGAL TELECOM, SGPS S.A.), a publicly-held company, with head offices at Av. Fontes Pereira de Melo No. 40, in the City of Lisbon, Portugal, Legal Entity Registration No. 503 215 058, Telemar Participações, and Oi into one single company, Telemar Participações (referred to which would be referred to as “Corpco”), whose shares would be widely held and whose capital would be represented by one single type of common shares, to be traded at the BM&FBOVESPA S.A. – Bolsa de

Valores, Mercadorias e Futuros (“BM&FBovespa”), NYSE Euronext Lisbon, and NYSE, meeting the corporate governance requirements of the Novo Mercado segment of BMF&BOVESPA (“Transaction”);

II.	Taking into consideration the obstacles to the filing of the Registration Statement required for the registration of shares of Telemar Participações with the Securities and Exchange Commission (“SEC”), which would allow the merger of shares into Oi, first expected to occur under the Transaction, on March 31, 2015, pre-meetings were held by the Shareholders parties to the Shareholders’ Agreement of AG/LF/FATL and shareholders parties to the General Shareholders’ Agreement, unanimously authorizing the management of Telemar Participações and Oi, as applicable, to work on the measures required to anticipate the main objectives of the Transaction (hereafter referred to as the “Alternative Structure”);

III.	The Alternative Structure, approved on March 31, 2015 and in the prior meetings by the Shareholders party to the Shareholders’ Agreement of AG/LF/FATL and shareholders of the General Shareholders’ Agreement held on July 22, 2015, involves, among others, the corporate ownership simplification of Oi, with the termination the control, following the merger, by companies that hold direct or indirect interest in Oi, including the following corporate reorganization transactions (“Corporate Ownership Simplification”) to be voted in general shareholders’ meetings held on the same date: mergers of (i) LF TEL S.A. into its parent company EDSP75 Participações S.A. (“EDSP75”); (ii) AG TELECOM Participações S.A. into its parent company PASA Participações S.A. (“PASA”); (iii) EDSP75 and PASA into BRATEL BRASIL S.A. (“BRATEL BRASIL”); (iv) Valverde Participações S.A. into Telemar Participações; (v) Venus RJ Participações S.A., Sayed RJ Participações S.A., and PTB 2 S.A. into BRATEL BRASIL; (vi) BRATEL BRASIL into Telemar Participações; and (vii) Telemar Participações into Oi;

IV.	The Shareholders, as a result of the approval of the Alternative Structure that changed the original steps of the Transaction, wish to amend the Termination of the Shareholders’ Agreement of AG/LF/FATL.

NOW THEREFORE, the Parties have agreed to enter into this Second Amendment to the Termination of the Shareholders’ Agreement of Telemar Participações S.A., executed on February 19, 2014 and amended on September 8, 2014 (“Second Amendment”), which shall be governed by the following terms and conditions:

CLAUSE 1 – AMENDMENT TO CLAUSE 2

1.1. The Shareholders agree to amend item 2.1 of Clause 2 of the Termination, which provides for the condition precedent to the effectiveness of said Termination, in order to remove the reference to the Merger of the Shares of Oi into Corpco. This Merger will no longer occur as a result of the approval of the Alternative Structure, replacing such reference for the publication of the first call notice of the extraordinary general shareholders’ meeting of Oi that will vote the merger of Telemar Participações into Oi. Accordingly, Item 2.1 shall now read as follows:

“CLAUSE 2 – EFFICACY

2.1. This Termination is executed under a condition precedent provided by Article 125 et seq. of the Civil Code and shall only be effective on the date of publication of the first call notice of the extraordinary general meeting of Oi that will vote the merger of Telemar Participações into Oi (“Reference Date”).”

1.2. The Shareholders agree to include a new item 2.2 in Clause 2 of the Termination, as follows, in order to void the Termination, in the event the merger of Telemar Participações into Oi is not approved by the general meetings of both companies within thirty-two (32) days from the Reference Date:

“2.2. This Termination shall automatically be void, even if the condition precedent in item 2.1 of Clause 2 is met, in the event the merger of Telemar Participações into Oi is not approved by the general shareholders’ meetings of both companies, according to the same exact terms provided in the prior meetings by Shareholders party to the Shareholders’ Agreement of AG/LF/FATL and shareholders party to the General Shareholders’ Agreement held on March 31, 2015 and July 22, 2015, respectively, within thirty-two (32) days from the Reference Date, subject to Article 127 et seq. of the Civil Code and terms hereof.”

CLAUSE 2 – NEW CLAUSE 6

2.1. The Shareholders agree to include a new Clause 6 in the Termination, as follows, in order to determine that, once the condition precedent provided by item 2.1 of Clause 2 and the event described in item 2.2 of Clause 2 occur, the Shareholders’ Agreement of AG/LF/FATL shall be automatically effective again, in its entirety, as of the 33rd day from the Reference Date, with no retroactive effects on the acts that have already taken place:

“CLAUSE 6 – FINAL PROVISION

6.1. Once the condition precedent provided by item 2.1 of Clause 2 and the event described in item 2.2 of Clause 2 occur, the effects of the cancellation of the termination shall have no retroactive effects, and the Shareholders’ Agreement of AG/LF/FATL shall be automatically effective again, in its entirety, as of the 33rd day from the Reference Date, regardless of the execution of any amendment or other instrument or formality, and Shareholders shall be subject, as of the 33rd day from the Reference Date, to all Clauses, conditions, and provisions of the Shareholders’ Agreement of AG/LF/FATL, without any exception or restriction, whether in connection with the binding exercise of voting rights, restrictions imposed to transfers and acquisitions of shares or subscription rights, and any and all commitment assumed by the Shareholders and Intervening Parties in the referred instrument.”

CLAUSE 3 – GENERAL PROVISION

3.1. Capitalized terms not expressly defined in this Second Amendment shall have the meaning attributed to them in the Termination and First Amendment.

IN WITNESS WHEREOF, the Parties have executed this instrument in 4 (four) counterparts of equal form and content in the presence of the 2 (two) undersigned witness.

Rio de Janeiro, July 22, 2015.

AG TELECOM PARTICIPAÇÕES S.A.

Name:	Name:
Title:	Title:

LF TEL S.A.

Name:	Name:
Title:	Title:

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL

Name:	Name:
Title:	Title:

TELEMAR PARTICIPAÇÕES S.A.

Name:	Name:
Title:	Title:

Witnesses:

1.	2.
Name:	Name:
CPF/MF:	CPF/MF:
RG:	RG:

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